UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): May 12, 2011



THE DIXIE GROUP, INC.
(Exact name of Registrant as specified in its charter)

_____

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

Registrant's telephone number, including area code (423) 510-7000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure.

The Dixie Group, Inc. will present its investor presentation on May 12, 2011.

The information attached as Exhibit 99.1 hereto supersedes the investor presentation previously furnished on Form 8-K dated January 6, 2011, and is being furnished pursuant to Item 7.01; such information, including the information excerpted below in this Item 7.01, shall not be deemed to be "filed" for any purpose.

These updated investor presentation materials may be found on the Company's website at www.thedixiegroup.com.

Item 9.01   Financial Statements and Exhibits.

(c)   Exhibits
(99.1) Presentation Materials, May 12, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 12, 2011	**THE DIXIE GROUP, INC.**
	/s/ Jon A. Faulkner
	Jon A. Faulkner
	Chief Financial Officer



Exhibit 99.1
Investor Presentation



May 2011




- Statements in this presentation which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.

- General information set forth in this presentation concerning market conditions, sales data and trends in the U.S. carpet and rug markets are derived from various public and, in some cases, non-public sources. Although we believe such data and information to be accurate, we have not attempted to independently verify such information.

Dixie History

THE DIXIE GROUP


DIXIE MERCERIZING COMPANY
Dixie
20

- **Began operations in 1920**
- **Entered floorcovering in 1993 and exited textiles in 1999 – now 100% floorcovering**
- **Refined focus on upper end markets in 2004**
- **Traditionally we have outperformed the industry and expect to do so in the future**

Dixie Today





- **Commitment to brands in the upper-end market with strong growth potential**

- **Diversified between Commercial and Residential markets**

- **Diversified customer base**
  - Top 10 carpet customers – 17% of carpet sales
  - Top 20 carpet customers – 20% of carpet sales

New and Existing Home Sales
Seasonally Adjusted Rate





New 1,000   **Existing 1,000**

March 2011:

- Uneventful news …
- New home sales dropped to 250 thousand.
- Existing home sales dropped to 4.88 million.
- Home sales are so weak and inventories are so high that downward price pressure continues.
- NAR says that home sales are constrained primarily by very tight credit standards and low home appraisal valuations.

Source: National Association of Realtors (existing) and census.gov/const/c25 (new).
Next release March 2011

Residential Remodeling
Owner-Occupied Improvements*



Millions of dollars



Expenditures decreased to a rate of $109 billion in February.
That was 7.2% below one year ago.

*Census discontinued a broader survey of remodeling in 2008. It included rental, vacant and seasonal properties.

http://www.census.gov/const/www/c30index.html, Private construction



Mfg Value US Carpet and Rug Mill Shipments
($ 000's)

12 to 18 months dips during recessionary times

Multi-year decline

Source: U.S. Census Bureau & CRI Estimate

The Industry versus GDP




2010:

- We are starting to see a rebound in the relationship between carpet and rug shipments and GDP

- We believe that the long-term trend will once again be restored once purchases of existing homes rebounds

The Industry versus Fixed Investment




Consumer Sentiment
University of Michigan



1966 = 100

March 2011:

- The consumer is worried.

- Confidence is headed in the wrong direction primarily due to rising food and gas prices.

- Consumers are perceiving the economy is <u>slowly</u> improving.

- Only 11% of households expect inflation adjusted income gains over the next year.

- This portion of the consumers who expect the economy to improve dropped to 21% in March from 40% in February.

Source: University of Michigan Consumer Sentiment Survey.

The Stock Market




April 2011:

- The stock market continues to rally.

- The market is being driven by rising asset prices.

- For now, high unemployment and the prospects of sinking house prices are not holding back the stock market rally.

2009 U.S. Carpet Manufacturers



Carpet & Rug Sales	Dollars in Millions		% Total
Shaw	$	3,025	31.4%
Mohawk	$	2,479	25.8%
Beaulieu	$	857	8.9%
Interface	$	423	4.4%
The Dixie Group	$	199	2.1%
Others	$	2,642	27.4%
Total Industry	$	9,625	100.0%

The Industry

2006 Broadloom Carpet End Use

Sales $10.19 Billion



Source: CRI

2010 Broadloom Carpet End Use

Sales $7.02 Billion



Commercial %
2001 – 2010
From 32% to 43%

Dixie Group Carpet Sales

THE DIXIE GROUP

Dixie Q1 2011 trailing 12 months Carpet and Rug Sales by End Market



Commercial %
2001 – 2010
From 29% to 38%

High-End Commercial 30%

High-End Residential 70%

Broadloom Sales Dollars % Change vs. Prior Yr Quarter





Broadloom Square Yards % Change vs. Prior Yr Quarter





Residential Positioning of The Dixie Group



ESTIMATED TOTAL WHOLESALE MARKET
FOR CARPETS AND RUGS:
VOLUME AND PRICE POINTS

Positioning of Dixie Brands by Price Point Segment
(Over $20 per SQ YD)

BROADLOOM RESIDENTIAL SALES = $7.0 Billion (2009 $'s)

ESTIMATED DATA

35% Market Share

Masland

Fabrica

Dixie Home

$0 $7 $14 $21 $28 $35 $42 $49

INDUSTRY
AVERAGE

PRICE / SQ YD

TOTAL MARKET: SQUARE YARDS OR SALES DOLLARS

Note: Industry average price is based on sales reported through industry sources.

Excerpt from KSA Study dated May 6, 2004, Titled "KSA Assessment of Dixie's Residential and Contract Carpet Businesses", commissioned by The Dixie Group, Inc.

Dixie High-End Residential Sales

THE DIXIE GROUP

Year 2006	Year Q1 2011 TTM



Fabrica, 26%
Masland, 42%
Dixie Home, 32%



Fabrica, 18%
Masland, 41%
Dixie Home, 41%



Dixie Group High-End Residential Sales (all brands)







Sales by Channel for Q1 2011 TTM

- Other, 1%
- Distributor, 1%
- Specialty – OEM, 1%
- Builder, 4%
- Commercial, 2%
- National Retailers, 2%
- Mass Merchant, 14%
- Designer, 20%
- Retailer, 56%





Sales by Channel for Q1 2011 TTM







- **Well-styled moderate to upper priced residential broadloom line**

- **Dixie provides a "full line" to retailers**

- **Leverage needed by fiber suppliers for market access**

- **Selective distribution strategy attractive to retailers**

- **Growth initiatives**
  - **Stainmaster ® value products**
  - **Durasilk (polyester) collection**



Sales by Channel for Q1 2011 TTM



Commercial, 5%

Other, 1%

Builder, 5%

National Retailers, 1%

Designer, 31%

Retailer, 56%



- **Leading high-end brand with reputation for innovative styling, design and color**

- **High-end retail / designer driven**

- **Hand crafted and imported rugs**

- **Growth initiative**
  - **New Stainmaster ® value products**
  - **Wool products**
    - **First introductions in 2007**
    - **Now offering complete line to the industry**



Sales by Channel for Q1 2011 TTM



- Specialty –OEM, 5%
- Other, 6%
- Builder, 3%
- National Retailers, 8%
- Retailer, 40%
- Designer, 38%



- **Premium high-end brand**

- **Designer focused**

- **Hand crafted and imported rugs**

- **Growth initiative**
  - **New products, heightened focus on retail penetration**
  - **Full service supplier of wool to the designer trade with excellent service and support**





Sales by Channel for Q1 2011 TTM



- Other, 7%
- Government, 1%
- Retail, 11%
- Health Care, 2%
- Specified Design, 43%
- Hospitlality, 23%
- Restaurant, 5%
- International, 8%

Channels: Interior Design Specifier and Commercial End User



- **Premium brand in the commercial marketplace**

- **Designer focused**

- **Strong national account base**
  - **Nordstrom's, Target, Sears, Olive Garden, Red Lobster, Victoria's Secret, Applebee's**

- **Growth initiative**
  - **Modular/carpet tile**
  - *"Energy Collection"*

Dixie Sales Continuing
Operations ($ in millions)



Sales & Operating Income
($ in millions)


	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net Sales	50.5	59.1	56.7	65.1	66.0
Non-GAAP Adjusted Operating Income	(2.1)	0.2	(1.6)	2.5	1.8
Non-GAAP Adjusted EBITDA	0.9	3.1	1.3	5.2	4.3

- We have sales momentum coming out of the 1st quarter
- We improved Q1 Adj. Operating Income by $3.9 million vs. Q1 2010
- We improved Q1 Adj. EBITDA by $3.4 million vs. Q1 2010
- We need to invest less than depreciation over the next few years
  - Capital expenditures of $6.1 million vs. Depreciation & Amortization of $9.7 million in 2011

Note: Non-GAAP reconciliation on slide 35

Dixie Debt Levels
($ in millions)





- **We have reduced debt $26 million since the beginning of 2008**
- **Availability was $10.1 million at the end of Q1 2011**
- **Availability was $12.4 million on May 11th, 2011**



Current Business Conditions
Sales

The 1st quarter of 2011 versus prior year (adjusted for selling days):

- **Commercial sales up 18.6% vs. the industry up 7.7%**
- **Residential sales up 22.5% vs. the industry down 1.4%**
- **Dixie Group sales up 21.4% (1) vs. the industry up 2.3%**
  - All brands up in the first quarter
  - Wool and Stainmaster ® products have particularly strong sales growth
  - Commercial sales growth concentrated in modular carpet tile
  - Residential sales growth still growing fastest at either end of our selling price range
- **For 5 weeks of April of 2011 vs. 2010, sales are up more than 15%**
  - Head winds are consumer confidence and inflation expectations

- Note (1) Sales increased 30.7% on a fiscal period basis; see page 35 for Non-GAAP reconciliation



Current Business Conditions
The carpet industry is in recovery mode

THE DIXIE GROUP

- Though we see a slow recovery in the housing sector ...
  - We are less dependent than the industry upon new construction … we are driven by resale and remodel of existing homes and commercial facilities
- Actions to consolidate facilities, make organizational changes and cut expenses have positioned us for a return to profitability …
  - We have been profitable in Q4 2010 and Q1 2011
- Raw material costs have increased in 2011 …
  - But the industry has successfully passed along two price increases to cover those costs increases

Outlook
Opportunities in the future

THE DIXIE GROUP

Though the market has been difficult, we are encouraged by:

- **Continued signs of recovery in the commercial sector**
- **Despite slow recovery in the residential sector, we have seen improvement of higher end goods in the luxury market**
- **Positive market reception to our new products:**
  - **Masland and Fabrica Wool Collections continued growth**
  - **Masland Avenue – new technology with a woven look**
  - **Stainmaster ® value products have been well accepted**
  - **Durasilk (polyester) products have created a new niche**
  - **Modular Carpet Tile is taking market share**
- **Having invested significantly in our capabilities for future growth … we can now take advantage of market conditions as they improve**





Masland contract

DIXIE HOME



THE DIXIE GROUP




FABRICA FINE CARPET & RUGS

Masland CARPETS & RUGS



Use of Non-GAAP Financial Information:

The Company believes that non-GAAP performance measures, which management uses in evaluating the Company's business, may provide users of the Company's financial information with additional meaningful bases for comparing the Company's current results and results in a prior period, as these measures reflect factors that are unique to one period relative to the comparable period. However, the non-GAAP performance measures should be viewed in addition to, not as an alternative for, the Company's reported results under accounting principles generally accepted in the United States.

The Company defines Net Sales as adjusted as Net Sales divided by the actual number of weeks and multiplied by the number of weeks in a normal period. (Note 1)

The Company defines Adjusted Operating Income as Operating Income plus facility consolidation expenses and severance expenses, plus impairment of assets, plus impairment of goodwill, plus one time items so defined. One time items are characterized as not having occurred in the past two years and in management's view unlikely to occur in the near future. (Note 2)

The Company defines Adjusted EBIT as net income less income from discontinued operations, net of tax, plus taxes and plus interest. (Note 3)

The Company defines Adjusted EBTIDA as Adjusted EBIT plus depreciation and amortization, plus facility consolidation expenses and severance expenses, plus impairment of assets, plus impairment of goodwill, plus one time items so defined and plus other (income) expense - net. (Note 4)

Non-GAAP Financial Information:

Net Sales Adjusted

($ in thousands)	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Weeks in Period	13	13	13	13	14
Net Sales as Reported	50,454	59,058	56,676	65,134	65,954
Adjustment for Weeks	-	-	-	-	(4,711)
Non-GAAP Net Sales as Adjusted (Note 1)	$ 50,454	$ 59,058	$ 56,676	$ 65,134	$ 61,243

Non-GAAP Financial Information:					

Note a: Restated

Adjusted Operating Income (Loss)					
($ in thousands)	2007 (a)	2008 (a)	2009 (a)	2010	2011 YTD
Operating income (loss)	16,707	(28,460)	(45,389)	(2,570)	1,668
Plus: Facility consolidation and severance expenses	–	2,317	4,091	1,556	–
Plus: Impairment of assets	–	4,478	1,459	–	–
Plus: Impairment of goodwill	–	23,121	31,406	–	–
Less One time item: Insurance gain	–	–	–	–	(492)
Plus One time item: Workers' compensation retention	–	–	–	–	625
Non-GAAP Adjusted Operating Income (Loss) (Note 2)	$ 16,707	$ 1,456	$ (8,433)	$ (1,014)	$ 1,801

Adjusted Earnings before Interest and Taxes (Adjusted EBIT)					
($ in thousands)	2007 (a)	2008 (a)	2009 (a)	2010	2011 YTD
Net income (loss) as reported	6,247	(31,481)	(42,241)	(4,654)	623
Less: Income (loss) from discontinued operations, net of tax	(521)	(313)	(382)	(281)	(21)
Plus: Taxes	3,686	(2,931)	(8,870)	(2,604)	109
Plus: Interest	6,347	5,965	5,521	4,124	932
Non-GAAP Adjusted EBIT (Note 3)	$ 16,801	$ (28,134)	$ (45,208)	$ (2,853)	$ 1,685

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA)					
($ in thousands)	2007 (a)	2008 (a)	2009 (a)	2010	2011 YTD
Non-GAAP Adjusted EBIT (from above)	16,801	(28,134)	(45,208)	(2,853)	1,685
Plus: Depreciation and amortization	12,941	13,752	13,504	11,575	2,519
Plus: Facility consolidation and severance expenses	–	2,317	4,091	1,556	–
Plus: Impairment of assets	–	4,478	1,459	–	–
Plus: Impairment of goodwill	–	23,121	31,406	–	–
Less One time item: Insurance gain	–	–	–	–	(492)
Plus One time item: Workers' compensation retention	–	–	–	–	625
Plus: Other (income) expense - net	(94)	(326)	(181)	283	(17)
Non-GAAP Adjusted EBITDA (Note 4)	$ 29,648	$ 15,208	$ 5,071	$ 10,561	$ 4,320

Non-GAAP Financial Information:

Adjusted Operating Income (Loss)

($ in thousands)	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Operating income (loss)	(2,286)	59	(1,937)	1,594	1,668
Plus: Facility consolidation and severance expenses	211	122	304	918	–
Plus: Impairment of assets	–	–	–	–	–
Plus: Impairment of goodwill	–	–	–	–	–
Less One time item: Insurance gain	–	–	–	–	(492)
Plus One time item: Workers' compensation retention	–	–	–	–	625
Non-GAAP Adj. Operating Income (Loss) (Note 2)	$ (2,075)	$ 181	$ (1,633)	$ 2,512	$ 1,801

Adjusted Earnings before Interest and Taxes (EBIT)

($ in thousands)	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Net income (loss) as reported	(2,529)	(744)	(1,897)	516	623
Less: Income (loss) from discontinued, net tax	(70)	(60)	(28)	(122)	(21)
Plus: Taxes	(1,060)	(636)	(965)	57	109
Plus: Interest	1,235	1,082	904	903	932
Non-GAAP Adjusted EBIT (Note 3)	$ (2,284)	$ (238)	$ (1,930)	$ 1,598	$ 1,685

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)

($ in thousands)	Q1 2010	Q2 2010	Q3 2010	Q4 2010	Q1 2011
Non-GAAP Adjusted EBIT (from above)	(2,284)	(238)	(1,930)	1,598	1,685
Plus: Depreciation and amortization	2,964	2,966	2,941	2,704	2,519
Plus: Facility consolidation & severance expenses	211	122	304	918	–
Plus: Impairment of assets	–	–	–	–	–
Plus: Impairment of goodwill	–	–	–	–	–
Less One time item: Insurance gain	–	–	–	–	(492)
Plus One time item: Workers' compensation retention	–	–	–	–	625
Plus: Other (income) expense - net	(2)	297	(7)	(5)	(17)
Non-GAAP Adjusted EBITDA (Note 4)	$ 889	$ 3,147	$ 1,308	$ 5,215	$ 4,320

Due to rounding, totals of the quarterly information for each of the years reflected may not necessarily equal the annual totals.